Exhibit (a)(1)(C)
SUPERIOR INDUSTRIES INTERNATIONAL, INC.
OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS
ELECTION FORM
     Before signing this election form, please make sure you have received, read and understand all the documents that make up this offer (the “Offer”), including: (1) the Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”); (2) the Cover Email to All Eligible Option Holders; (3) this Election Form; (4) and the Withdrawal Form. The Offer is subject to the terms of these documents as they may be amended.
     The Offer provides Eligible Option Holders who hold certain eligible options (“Eligible Options”) the opportunity to (i) amend certain outstanding and unexercised options, and (ii) receive a cash payment for such amended options (“Amended Options”), as described in Section 2 of the Offer to Amend. This Offer expires at 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007, unless extended. PLEASE FOLLOW THE INSTRUCTIONS ATTACHED TO THIS FORM.
     If you participate in this Offer, you will be required to accept the Offer for the entire eligible portion of each Eligible Option you elect to amend. In other words, you must accept the Offer for all the shares subject to a particular Eligible Option, but not necessarily for all your Eligible Options, if you hold more than one Eligible Option.
BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE
OFFER AS SET FORTH IN THE OFFER DOCUMENTS.
     If you would like to participate in this Offer, please indicate your election by checking the box below and completing and signing this election form. Please be sure to follow the instructions, which are attached.
     You may withdraw this election as to some or all of your options by submitting a properly completed and signed withdrawal form prior to the expiration of the Offer, which will be 5:00 p.m., Pacific Time, Wednesday, August 29, 2007, unless extended.
     Please check the appropriate box:
☐ Yes, I wish to participate in the Offer as to ALL of my Eligible Option grants listed on the Addendum issued to me.

OR

☐ Yes, I wish to participate in the Offer as to my Eligible Option grants listed below (please list):

Option ID Number (see Addendum)	Option Date (see Addendum)

     If you elect Yes, all of the applicable options will be irrevocably amended to increase the exercise price on the last date on which this Offer remains open for acceptance, which is expected to be Wednesday, August 29, 2007, following expiration of the Offer.

Option Holder Signature

Option Holder Name (Please print)	Corporate Email Address or Current Valid Email Address	Date
RETURN NO LATER THAN
5:00 P.M., PACIFIC TIME, ON WEDNESDAY, AUGUST 29, 2007

SUPERIOR INDUSTRIES INTERNATIONAL, INC.
OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS
ELECTION FORM INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
1.	Delivery of Election Form.
     A properly completed and signed election form must be received by the Company on or before 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007 (referred to as the expiration of the offer).
     The delivery of all required documents, including election forms, is at your risk. Delivery will be deemed made only when actually received by the Company. You should allow sufficient time to ensure timely delivery. Superior intends to confirm the receipt of your election form by email within two U.S. business days. If you have not received such an email confirmation, it is your responsibility to ensure that your election form has been received by 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007. Only responses that are complete, signed and actually received by the Company by the deadline will be accepted. Responses may be submitted via facsimile, attachments to email, United States mail (or other post) and Federal Express (or similar delivery service) at the numbers or addresses listed below. Delivery to any other facsimile number, email address or mail address will not be accepted.
     The only permissible delivery methods are: (1) Facsimile to: (818) 902-2506; (2) Email, with all required attachments in PDF or TIFF format, to: options@supind.com; or (3) U.S. mail, overnight delivery or hand delivery to: Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, California 91406, 818-902-2701, Attention: Cathy Buccieri.
     Superior’s receipt of your election form is not by itself an acceptance of your options for amendment. For purposes of the offer, we will be deemed to have accepted options for amendment for which valid elections have been made and not properly withdrawn as of when we give oral or written notice to the option holders generally of our acceptance of such options. We may issue this notice of acceptance by press release, email or other methods of communication.
     Superior will not accept any alternative, conditional or contingent elections. Although it is Superior’s intent to send you an email confirmation of receipt of this election form, by signing this election form, you waive any right to receive any notice of the receipt of the election to amend your options, except as provided for in the Offer to Amend. Any confirmation of receipt sent to you will merely be a notification that the Company has received your election form and does not mean that your options have been amended. Your options that are accepted will be amended on the same day as, but at a later time than, the expiration of the offer. The expiration of the offer is expected to be 5:00 p.m., Pacific Time, Wednesday, August 29, 2007 (but following the expiration of the offer).

2.	Withdrawal.
     If you have previously elected to accept this offer to amend your eligible options, you may withdraw that election for some or all of these options at any time before the expiration of the offer, which is expected to be 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007. If we extend the offer, you may withdraw your election for some or all of your eligible options at any time until the date and time of the extended expiration of the offer.
     In addition, although we intend to accept, promptly after the expiration of this offer, all valid elections, if we have not accepted your election by 5:00 p.m., Pacific Time on Wednesday, September 26, 2007 (which is the 40th business day after the commencement date of the Offer), you may withdraw your election at any time thereafter.
     To validly withdraw an earlier election, you must deliver, in accordance with the procedures listed in Section 4 in the Offer to Amend, a signed and dated withdrawal form with the required information, while you still have the right to withdraw the election for those options. Any election you do not withdraw will remain effective pursuant to your prior election form. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal form we receive before the expiration of the offer. Superior must receive the properly completed and signed withdrawal form before the expiration date. The expiration of the offer will be 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007, unless we extend the offer.
3.	Elections.
     If you participate in this offer, you will be required to accept the offer for the entire eligible portion of each eligible option you elect to amend. In other words, you must accept the offer for all the shares subject to a particular eligible option, but not necessarily for all your eligible options, if you hold more than one eligible option. If you have exercised a portion of an eligible option grant, your election will apply to the portion that remains outstanding and unexercised.
     If you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible option holder beneficially owns a portion of that option grant, you may accept this offer for the entire remaining outstanding portion of the option if so directed by the beneficial owner as to his or her portion in accordance with the applicable domestic relations order or comparable legal documents. As legal owner of the eligible option, Superior will respect and accept an election properly made by you, and will not be responsible to you or the beneficial owner of the eligible option for any errors made by you in such an election.
4.	Signatures on this Election Form.
     If this election form is signed by the holder of the options, the signature must correspond with the name as written on the face of the option agreement or agreements to which the options are subject without alteration, enlargement or any change whatsoever. If your name has been legally changed since your option agreement was signed, please submit proof of the legal name change.

     If this election form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to Superior of the authority of that person to act in that capacity must be submitted with this election form.
5.	Other Information on This Election Form.
     In addition to signing this election form, you must print your name and indicate the date on which you signed. You must also include your current corporate email address, or, if no current corporate email address is applicable, then a current email address at which you can be contacted.
6.	Requests for Assistance or Additional Copies.
     You should direct general questions about the terms of this offer, requests for general tax information about this election form or any requests for additional copies of this Offer to Amend to options@supind.com or contact Robert A. Earnest at 818-781-4973. Copies will be furnished promptly at Superior’s expense.
7.	Irregularities.
     We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options for which elections have been made that we determine are not in good order or that we determine are unlawful to accept. We will accept all options for which proper elections are made that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted for all option holders and options for which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.
     Important: The election form together with all other required documents must be received by Superior on or before 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007. The election form must be delivered via facsimile, email attachments, hand delivery, U.S. mail or Federal Express (or similar service) at the numbers or addresses listed below. Delivery to any other facsimile number, email address or mail address will not be accepted.
     The only permissible delivery methods are: (1) Facsimile to: (818) 902-2506; (2) Email, with all required attachments in PDF or TIFF format, to: options@supind.com; or (3) U.S. mail, overnight delivery or hand delivery to: Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, California 91406, 818-902-2701, Attention: Cathy Buccieri.

8.	Additional Documents to Read.
     You should be certain to read the Offer to Amend and all documents referenced therein before deciding to participate in the offer.
9.	Important Tax Information.
     You should refer to Section 14 of the Offer to Amend, if applicable, which contains important U.S. federal and non-U.S. income tax information. We also recommend that you consult with financial, legal and/or tax advisors regarding the personal tax consequences of this offer to you before deciding whether or not to participate in this offer. You should direct general questions about the terms of this offer or requests for general tax information about this offer to options@supind.com or contact Robert A. Earnest at 818-781-4973.